SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2009

(Commission File No. 001-33356),

Gafisa S.A.
(Translation of Registrant's name into English)

Av. Nações Unidas No. 8501, 19th floor
São Paulo, SP, 05425-070
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ______ No ___X___

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ______ No ___X___

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ______ No ___X___

If “Yes” is marked, indicate below the file number assigned
to the registrant in connection with Rule 12g3-2(b): N/A

2008 Full Year and Fourth Quarter Results

Earnings Release and Supplemental Financial Information

Gafisa

Uma história de grandes ideias para viver bem

GFA LISTED NYSE

GFSA3 NOVO MERCADO BOVESPA BRASIL

Ibovespa

IBrX50

Gafisa Reports Results for 2008 Full Year and Fourth Quarter
--- Revenues Increase 45% to R$1.7 billion for 2008 ---
--- Net Income Increases 20% to R$109.9 million for the Year ---
--- Full Year Launches Reach R$4.2 billion; Pre-sales Increase to R$2.6 billion ---
UNDER NEW ACCOUNTING RULES – LAW 11638
GAFISA CONSOLIDATES TENDA FROM OCTOBER 21
LAUNCHES AND SALES CONSOLIDATE FULL YEAR OF TENDA

FOR IMMEDIATE RELEASE – São Paulo, March 9, 2009 – Gafisa S.A. (Bovespa: GFSA3; NYSE: GFA), Brazil’s leading diversified national homebuilder, today reported financial results for 2008 full year and fourth quarter ended December 31, 2008. The financial statements were prepared and presented in accordance with Brazilian GAAP and in Brazilian Reais (R$). Only financial data derived from the Company’s accounting system were subject to review by the Company’s auditors. Operating and financial information not directly linked to the accounting system (i.e., launches, pre-sales, average sales price, land bank, PSV and others) or non-BR GAAP measures were not reviewed by the auditors. Additionally, financial statements and operating information consolidate the numbers for Gafisa and its subsidiaries, and refer to Gafisa’s stake (or participation) in its developments.
Commenting on results, Chief Executive Officer Wilson Amaral said, “We have consistently turned in strong financial results since 2005, highlighted by robust growth for launches and revenue with CAGRs of 86% and 79%, respectively, and are pleased with our overall performance in 2008. Despite the continued economic scenario, our results for the fourth quarter, driven by strong sales from both Alphaville and Tenda, were basically in line with historical performance excluding special charges related to actions we undertook to ensure ongoing cash conservation and continued growth.” Amaral added, “We continued to execute on our long-term strategy of being a leader in the Brazilian homebuilding market and completed our 60% acquisition of Tenda, which significantly strengthened our position in the growing lower income segment. Through this transaction we have now created the leading homebuilding platform in Brazil, encompassing the most extensive portfolio of brands, gaining the broadest geographic reach and serving all income levels.”

Operating & Financial Highlights

  Consolidated launches totaled R$4,195 million, an 87.6% increase over 2007. Pre-sales reached R$2,578 million for the year, a 58.5% increase as compared to 2007. In 4Q08, launches were R$746.8 million, a 27.9% decrease over 4Q07. Pre-sales for the period were R$607 million, 8.3% lower than the R$662 million reported last year.
Net operating revenues, recognized by the Percentage of Completion (“PoC”) method, rose 45% to R$1,740 million from R$ 1,204 million in 2007. In 4Q08, net revenues were R$624 million, an increase of 64% compared to R$381 million in 4Q07.
2008 full year EBITDA reached R$221 million (12.7% EBITDA margin), a 61% increase compared to the R$137 million 2007 EBITDA (11.4% EBITDA margin). 4Q08 EBITDA reached R$33.6 million (5.4% EBITDA margin) vs. R$49.4 million (13.0% EBITDA margin) in the same period in 2007. EBITDA for the fourth quarter, excluding the impact of a law enacted in Brazil to bring local accounting standards closer to IFRS and special charges related to cancellations, restructuring and the SAP implementation, would have been R$ 91.2 million (15.5% EBITDA margin). Excluding the impact of the aforementioned Law 11638 and special charges related to cancellations and restructuring, full year 2008 EBITDA would have been R$ 261.0 million (15.0% EBITDA margin).
Net Income was R$110 million (6.3% net margin) and EPS R$0.85 for full year 2008, an increase of 20% compared with R$92 million (7.6% net margin) and an EPS of R$0.73 during 2007. 4Q08 net loss was R$12.6 million and loss per share was R$0.10 compared to a net income of R$49.5 million and EPS of R$0.40 in 4Q07. Excluding the impact of a law enacted in Brazil to bring local accounting standards closer to IFRS and special charges related to cancellations and restructuring, net income for full year 2008 would have been R$ 171.3 million (9.9% net margin). Net Income for the fourth quarter of 2008 excluding the impact of the aforementioned Law 11,638 and special charges related to cancellations, restructuring and the SAP implementation would have been R$ 56.9 million (9.7% net margin) for the fourth quarter of 2008.
The Backlog of Results to be recognized under the PoC method reached R$1,015 million in 4Q08 representing 92% growth over 4Q07. The Backlog Margin to be recognized reached 33.9%.
Total consolidated land bank reached R$17.8 billion.
Note: Reflects accounting changes according to Law 11.638 and CVM Instruction 561.

IR Contact
Julia Freitas Forbes
Email: ri@gafisa.com.br
IR Website:
www.gafisa.com.br/ir

FY08 and 4Q08 Earnings
Results Conference Call
Tuesday, March 10, 2009
> In English
11:30AM EST
12:30PM Brasília Time
US: 1 800 860-2442
Other Countries: +1 412 858-4600
Code: Gafisa
> In Portuguese
10:00AM EST
11:00AM Brasília Time
Phone: +55 11 4688-6301
Code: Gafisa

CEO Commentary and Corporate Highlights for 2008

2008 was another year of significant achievement and expansion for Gafisa. The Company continued to execute on its long-term growth strategy and position itself as a leader in the Brazilian homebuilding industry. Gafisa’s broad geographic reach, presence in all income segments and large land bank of R$17.8 billion provide it with the ideal platform from which to generate sustained growth over the long term. The Company’s reputation for strong professional management, financial discipline, and reliable delivery of quality product underscore its brand strength in each market segment. The successful execution of the strategic vision outlined by management at the time of our initial public offering culminated this year with the majority acquisition of Tenda, which consolidated Gafisa’s position as the leader in the fast-growing entry-level and affordable housing segments. As we enter 2009, our Gafisa, Alphaville, and Tenda businesses have dedicated teams with strong leadership that are focused on serving their respective market segments in a total of 21 states throughout Brazil.

We have seen tremendous expansion in the homebuilding industry between 2005 and 2008, when the Brazilian housing credit grew almost four times (58% per year) to R$41.4 billion at the end of last year. During this same period Gafisa’s launches grew at an average of 86% per year to R$4.2 billion and sales at a rate of over 79% per year to R$ 2.6 billion. During the second half of last year, we began to see the effects of the global downturn on the Brazilian housing sector and our operations, mainly in the form of more cautious consumers, resulting in slower sales velocities. This year, we expect to see some rationalization in the growth rates experienced over the last few years. However, stimulus packages aimed at reinvigorating the economy and in particular, public sector financing and incentives targeted directly at increasing the rate of growth within the lower income housing segments, may dramatically change the current landscape in a short period of time. A number of factors point to continued expansion and opportunity in the medium to long-term.

Despite the current outlook for growth in Brazil, the overall macroeconomic picture remains positive, as a young and growing population with greater access to the labor market is enjoying newfound purchasing power that has spurred greater demand for housing at virtually every income level. Because demand for housing went un-met for many years, an estimated housing deficit of 7.2 million homes remains, even after the recent exponential growth of the sector. Fortunately, a significant improvement in financing terms with respect to both rates and tenors and generally greater access to financing for both homebuilders and homebuyers’ suggest an environment in which housing supply will continue to increase. Private sector financing options available to homebuilders have expanded significantly and in October and December, we saw two major public sector measures in support of broader access to housing that demonstrated the government’s firm commitment to the Brazilian homebuyer.

We expect the government to shortly announce further stimulus measures, including a raising of the maximum value of units eligible for official financing programs from R$350,000 to R$500,000 and the creation of a guarantee fund that reduces the default risk of lower income homebuyers. Gafisa, through its Tenda subsidiary, is well-placed to benefit from these changes as we not only have the lowest price points in the industry, but offer an array of products that fit into the expanded values eligible for financing through this program.

I am pleased to say that Gafisa continues to count on a strong financial reputation because of its historically conservative approach to its business and commitment to transparency. The Company’s implementation of controls in compliance with the Sarbanes-Oxley Act and advancement in the implementation of SAP enterprise software during 2008 are just two noteworthy examples of this. We know that maintaining financial discipline and transparency are critical to the fulfillment of our strategic objectives.

It is important to note that three factors negatively impacted our fourth quarter results: cancellation of projects with a weak sales performance, restructuring costs to adjust the company to the new economic scenario and transition issues related to the SAP implementation process.

As we move into 2009, Gafisa will further develop our well-respected brand names in new and existing markets, maximize sales of our broad product portfolio through complimentary sales channels and, leverage our expertise, positioning and key relationships in the fast-growing affordable housing market. Continuous access to high quality talent is the cornerstone of our success and we will continue to focus on training programs and internships to develop the next generation of leaders and employees of our Company.

While we are proceeding with a more conservative launch strategy with an intense focus on cash flows and returns, we are poised to capitalize on our solid financial position, fortified presence in the lower income segment, and strong market position overall.

Wilson Amaral
CEO – Gafisa S.A.

Recent Developments

Tenda Consolidation Completed:
The Tenda transaction has been completed and we now own 60% of Tenda’s shares. 100% of Tenda was consolidated into Gafisa’s financial statements as of October 21, 2008. Tenda will now be Gafisa’s exclusive vehicle for serving the affordable and lower income level segments of the housing market.

A new management team has been appointed for Tenda, and Gafisa and Tenda have a jointly developed business plan to advance their multi-brand, multi-segment strategy. Tenda offers horizontal and vertical products for customers within the 4-10 monthly minimum wage income group, with units selling for up to R$200,000.

Bairro Novo Partnership with Odebrecht Concluded:
The partnership with Odebrecht for Bairro Novo concluded by common agreement in February 2009. The partners agreed to divide the assets in the following way: The Cotia development which launched in December 2007 will remain with Gafisa, while all other assets will remain with Odebrecht. Neither party will make any payments to the other.

Alphaville has Outstanding Fourth Quarter:
Alphaville launched three successful projects in 4Q08: Barra da Tijuca (Rio de Janeiro city), with a total PSV of R$172 million, was 90% sold in the first weekend, Votorantim (São Paulo state), with a PSV of R$29 million, sold 71% in the quarter, and Mossoró (Northeast), with a PSV of R$12 million, was fully sold, demonstrating that even in the midst of a general market turn-down, there remains strong demand for well-situated and well-conceived product among higher income buyers.

Cancellations of Gafisa and Tenda launches:
Given the current economic scenario, the Company took a more conservative approach to the criteria for the cancellation of launches. And, in the fourth quarter certain projects which did not achieve expected sales performance were cancelled and the land returned to the land bank for redeployment at a future date or for another development. The impact on sales for the period from the sales and subsequent launches was R$32.0 million. The launches that were cancelled had a total PSV of R$ 241 million. Associated with the cancellations were R$15.7 million in write-offs relating to marketing, selling, project and legal expenses which impacted the quarter’s results.

Accounting Changes:
Law 11,638 (Dec 28, 2007) included changes to accounting standards for all companies in Brazil, bringing them closer to IFRS. From the fourth quarter and year-end statements of 2008, the following changes were required from all homebuilders: accounts receivable and accounts payable are to be discounted at present value; expensing of stock option plan; expensing of sales stand costs in up to one year and the establishment of a provision for warranty (technical assistance).

Ratings Changes:
In February 2009, Moody's affirmed Gafisa's Ba2 local currency corporate family rating, but changed the outlook to negative from stable. Gafisa's national rating was downgraded to A1.br from Aa3.br, primarily due to the use of R$230 million in cash to capitalize Tenda, in addition to market conditions.

In January Fitch downgraded all Brazilian real estate companies due to market conditions, Gafisa’s local rating went from A (bra) to A-(bra).

Management Systems and Compliance:
SAP system implemented in Gafisa and AUSA. The next phase will include implementation of managerial reports and improvements. We are under a certification process for Sarbanes Oxley, which should complete in the first half of the year.

Operating and Financial Highlights (R$000)	4Q08(1)	4Q07	Change	2008(1)	2007	Change
Project Launches (% Gafisa)	746,764	1,036,382	-27.9%	4,195,698	2,235,928	87.6%
Project Launches (100%)	885,098	1,279,371	-30.8%	5,322,156	2,919,335	82.3%
Project Launches (Units) (% Gafisa)	3,201	4,975	-35.7%	29,366	10,315	184.7%
Project Launches (Units) (100%)	3,996	6,757	-40.9%	34,893	14,236	145.1%
Pre-Sales (% Gafisa)	607,414	662,412	-8.3%	2,577,758	1,626,604	58.5%
Pre-Sales (100%)	964,098	804,835	19.8%	3,438,436	2,052,722	67.5%
Pre-Sales (Units) (% Gafisa)	3,782	2,093	80.7%	17,114	6,119	179.7%
Pre-Sales (Units) (100%)	5,128	3,726	37.6%	20,370	8,670	135.0%

Net Operating Revenues	624.2	380.8	64%	1,740.4	1,204.3	45%
Gross Profits	148.6	124.7	19%	526.0	336.3	56%
Gross Margin	23.8%	32.8%	-895 bps	30.2%	27.9%	230 bps
EBITDA	33.6	49.4	-32%	220.8	137.4	61%
EBITDA Margin	5.4%	13.0%	-759 bps	12.7%	11.4%	130 bps
Net Income	(12.6)	49.5	-	109.9	91.6	20%
Net Margin	-2.0%	13.0%	-	6.3%	7.6%	-130 bps
Earnings per Share	(0.10)	0.40	-	0.85	0.73	16%
Average number of shares, basic	129,962,546	129,281,029	1%	129,683,974	125,120,530	4%

Backlog of Revenues	2,997	1,527	96%
Backlog of Results (2)	1,015	528	92%
Backlog Margin (2)	33.9%	34.6%	-74 bps

Net Debt and Obligation to Investors	1,246,618	171,936	625%
Cash	605,502	517,420	17%
Shareholders’ Equity	1,612,419	1,484,964	9%
Total Assets	5,449,790	2,998,000	82%

(1) Launches and sales include 12 months of Gafisa, Alphaville and Tenda. Financial figures include 12 months of Gafisa and Alphaville plus Tenda’s consolidation from October 21st, 2008.
(2) Backlog of results net of sales tax of 3.65% .

Three factors negatively impacted our fourth quarter results: cancellation of projects with a weak sales performance, restructuring costs to adjust the company to the new economic scenario and transition issues related to the SAP implementation process – which should have been distributed throughout the year.

2008	Gross Profit	Margin	EBITDA	Margin	Net Income	Margin

Result Before Law 11638	533.2	30.7%	231.3	13.3%	141.6	8.2%

Launches Cancellations	11.0		15.7		15.7
Restructuring			14.0		14.0

Result Before Law and Excluding 4Q
Extraordinary Items	544.2	31.3%	261.0	15.0%	171.3	9.9%

4Q08	Gross Profit	Margin	EBITDA	Margin	Net Income	Margin
Result Before Law 11638	145.6	24.8%	35.9	6.1%	1.6	0.3%

Launches Cancellations	11.0		15.7		15.7
Restructuring			14.0		14.0
SAP Implementation	25.6		25.6		25.6

Result Before Law and Excluding 4Q
Extraordinary Items	182.2	31.0%	91.2	15.5%	56.9	9.7%

Impacts from new accounting rules

Law 11,638, CVM Instruction 561 and related rules included changes to accounting standards for all companies in Brazil, bringing them closer to IFRS. The table below details the impact of those changes in our 2008 financial statements:

2008	Before Law		Law 11638						Repor ted

		NPV	LandSwaps	Stock Options	Warr anty Provision	Stand Amortization	Other	Total
Net Revenues	1,737.3	6.5	(3.3)	-	-	-	(0.1)	3.1	1,740.4
Total Cost of Goods Sold	(1,204.1)	(1.6)	5.8	-	(5.1)	-	(9.4)	(10.3)	(1,214.4)
Gross Profit	533.2	4.9	2.5	-	(5.1)	-	(9.5)	(7.2)	526.0
Gross Margin	30.7%								30.2%
Selling Expenses	(166.1)	-	-	-	-	13.1	(1.4)	11.7	(154.4)
General & Administrative	(155.3)	-	-	(26.1)	-	-	0.8	(25.3)	(180.6)
Other Operating Result	19.5	-	-	-	-	-	10.4	10.4	29.8
EBITDA	231.3	4.9	2.5	(26.1)	(5.1)	13.1	0.2	(10.4)	220.8
EBITDA Margin	13.3%								12.7%
Depreciation and Amortization	(19.6)	-	-	-	-	(32.0)	(1.0)	(33.0)	(52.6)
Net Financial Results	39.8	-	-	-	-	-	2.1	2.1	41.8
Minority Interest	(63.3)	-	-	-	-	-	6.6	6.6	(56.7)
Income Taxes	(46.5)	-	2.7	-	-	-	0.5	3.2	(43.4)
Adjusted Net Income	141.6	4.9	5.2	(26.1)	(5.1)	(18.9)	8.3	(31.7)	109.9
Net Margin	8.2%								6.3%

EPS	1.09								0.85

4Q08	Before Law			Law 11638					Reported

		NPV	SWAP	Stock Options	Warranty Provision	Stand Amortization	Other	Total
Net Revenues	587.5	4.0	38.1	-	-	-	(5.3)	36.7	624.2
Total Cost of Goods Sold	(441.9)	1.3	(35.1)	-	(1.1)	-	1.2	(33.7)	(475.6)
Gross Profit	145.6	5.2	3.0	-	(1.1)	-	(4.1)	3.0	148.6
Gross Margin	24.8%								23.8%
Selling Expenses	(67.2)	-	-	-	-	3.6	-	3.6	(63.6)
General & Administrative	(66.9)	-	-	(9.5)	-	-	0.0	(9.4)	(76.3)
Other Operating Results	24.4	-	-	-	-	-	0.5	0.5	24.9
EBITDA	35.9	5.2	3.0	(9.5)	(1.1)	3.6	(3.6)	(2.4)	33.6
EBITDA Margin	6.1%								5.4%
Depreciation and Amortization	(10.9)	-	-	-	-	(16.6)	(5.1)	(21.7)	(32.6)
Net Financial Results	(1.6)	-	3.1	-	-	-	-	3.1	1.5
Minority Interest	(23.3)	-	-	-	-	-	-	-	(23.3)
Income Taxes	1.5	-	2.7	-	-	-	4.0	6.7	8.2
Adjusted Net Income	1.7	5.2	8.8	(9.5)	(1.1)	(13.1)	(4.7)	(14.3)	(12.6)
Net Margin	0.3%								2.0%

EPS	0.01								(0.10)

An important impact from the new accounting rules is the introduction of accounting for stock option plans. We recognized R$26.1 million in 2008 and R$17.8 million in 2007 of non-cash compensation expenses related to our stock option plans.

Fair value of the stock option is calculated at the grant date and allocated to results over the vesting period of the options, and does not reflect changes in fair value after the grant date. On December 31, 2008 the strike prices of the 2008 and 2007 plans were R$33.93 and R$39.95, respectively, while the stock’s market price was R$10.49.

Extraordinary Adjustments

Three factors negatively impacted our fourth quarter results: cancellation of projects with a weak sales performance, restructuring costs to adjust the company to the new economic scenario and difficulties with the SAP implementation process – which should have been diluted during the whole year.

2008	Gross Profit	Margin	EBITDA	Margin	Net Income	Margin
Result Before Law 11638	533.2	30.7%	231.3	13.3%	141.6	8.2%

Launches Cancellations	11.0		15.7		15.7
Restructuring			14.0		14.0

Result Before Law and Excluding 4Q
Extraordinary Items	544.2	31.3%	261.0	15.0%	171.3	9.9%

4Q08	Gross Profit	Margin	EBITDA	Margin	Net Income	Margin
Result Before Law 11638	145.6	24.8%	35.9	6.1%	1.6	0.3%

Launches Cancellations	11.0		15.7		15.7
Restructuring			14.0		14.0
SAP Implementation	25.6		25.6		25.6

Result Before Law and Excluding 4Q
Extraordinary Items	182.2	31.0%	91.2	15.5%	56.9	9.7%

Launches

Potential sales value launched decreased 28% to R$747 million in 4Q08, with 20% of launches in new markets outside of the states of São Paulo and Rio de Janeiro. The Gafisa segment accounted for 57% of launches in 4Q08. During 2008, PSV of launches was R$4.2 billion, an increase of 88%. This increase is primarily because of the addition of Tenda’s launches in 2008. In 2008, Gafisa made 46% of the launches, Tenda 46% and Alphaville 7%.

The tables below detail new projects launched in the fourth quarters and the years of 2007 and 2008. We assume 12 months of Tenda in 2008:

Launches per Company Gafisa %		4Q08	Cancellation	4Q07	4Q08 x 4Q07	2008	2007	2008 x 2007
Gafisa	PSV (R$ 000) (Company %)	429,253	(101,795)	677,821	-37%	1,913,401	1,698,202	13%
	Units (Company %)	853	(137)	1,994	-57%	4,949	5,864	-16%
	R$ 000/Unit	503	741	340	48%	387	290	33%
	R$/m²	2,124	3,673	3,081	-31%	2,954	2,859	3%
	Area (m²)	202,108	(27,715)	219,984	-8%	647,828	593,935	9%

AlphaVille	PSV (R$ 000) (Company %)	101,141	-	120,165	-16%	312,514	237,367	32%
	Units (Company %)	348	-	677	-49%	1,818	1,489	22%
	R$ 000/Unit	291	-	177	64%	175	159	10%
	R$/m²	560	-	329	70%	327	205	59%
	Area (m²)	180,671	-	365,510	-51%	956,665	1,160,427	-18%

Tenda	PSV (R$ 000) (Company %)	216,371	(138,998)	201,397	48%	1,944,472	263,359	638%
	Units (Company %)	2,000	(1,594)	1,801	42%	22,274	2,459	806%
	R$ 000/Unit	108	-	112	-3%	87	107	-19%

Bairro Novo	PSV (R$ 000) (Company %)	-	-	37,000	-100%	25,311	37,000	-32%
	Units (Company %)	-	-	503	-100%	325	503	-35%
	R$ 000/Unit	-	-	74	-100%	78	74	6%
	R$/m²	-	-	1,567	-100%	108	1,567	-93%
	Area (m²)	-	-	23,618	-100%	233,507	23,618	889%

Total	PSV (R$ 000) (Company	746,765	(240,793)	1,036,383	-28%	4,195,698	2,235,928	88%
	Units (Company %)	3,201	(1,731)	4,975	-36%	29,366	10,315	185%

R$ 000
Launches per Region Gafisa %		4Q08	Cancellation	4Q07	4Q08 x 4Q07	2008	2007	2008 x 2007
Gafisa	São Paulo	280,667	0	269,128	4%	918,156	742,711	24%
	Rio de Janeiro	112,616	0	234,392	-52%	443,516	510,638	-13%
	New Markets	35,970	(101,795)	174,301	-79%	551,728	444,852	24%
	Total Gafisa	429,253	(101,795)	677,821	-37%	1,913,401	1,698,202	13%

AlphaVille	São Paulo	29,443	-	-	-	29,443	7,312	303%
	Rio de Janeiro	59,625	-	-	-	88,968	51,737	72%
	New Markets	12,073	-	120,165	-90%	194,104	178,319	9%
	Total AlphaVille	101,141	-	120,165	-16%	312,515	237,367	32%

Bairro Novo	São Paulo	-	-	37,000	-	-	37,000	-
	New Markets	-	-	-	-	25,311	-	-
	Total Bairro Novo	-	-	37,000	-	25,311	37,000	-32%

Tenda	São Paulo	39,595	(14,792)	126,898	-69%	489,331	143,872	173%
	Rio de Janeiro	73,396	(41,425)	0	-	332,975	0	-
	New Markets	103,380	(82,781)	74,499	39%	1,122,166	119,487	839%
	Total Tenda	216,371	(138,998)	201,397	48%	1,944,472	263,359	638%

Total	São Paulo	349,705	(14,792)	433,026	-19%	1,436,930	930,895	54%
	Rio de Janeiro	245,637	(41,425)	234,392	5%	865,459	562,375	54%
	New Markets	151,423	(184,576)	368,964	-59%	1,893,309	742,658	155%
Total		746,765	(240,793)	1,036,383	-28%	4,195,698	2,235,928	88%

Pre-Sales

Pre-sales contracts in the quarter decreased 8% to R$607 million as compared to the fourth quarter of 2007 and reached 79% of new launches. In 2008 sales reached R$2.6 billion, an increase of 58% over R$1.6 billion in 2007. This increase was substantially obtained from the consolidation of 12 months of Tenda’s pre-sales.

Tenda’s sales cancellations in the 4Q08 were all against the provision constituted in the 3Q08, therefore Tenda’s sales cancellations did not impact earnings in 4Q08 and Gafisa’s consolidated 2008 earnings.

The tables below set forth a breakdown of sales for the fourth quarters and the years of 2008 and 2007:

Pre-Sales per Company (Gafisa %)		4Q08	Cancellations	4Q07	4Q08 x 4Q07	2008	2007	2008 x 2007
Gafisa	PSV (R$ 000)	319,802	(19,044)	499,572	-36%	1,345,412	1,328,785	1%
	Units	794	(22)	1,067	-26%	3,733	4,018	-7%
	R$ 000/Unit	403	854	468	-14%	360	331	9%
	R$/m²	3,046	3,849	3,257	-6%	3,274	3,006	9%
	Area m²	175,643	(4,948)	154,796	13%	497,327	452,016	10%

AlphaVille	PSV (R$ 000)	115,901	-	117,680	-2%	299,889	238,317	26%
	Units	517	-	555	-7%	1,518	1,299	17%
	R$ 000/Unit	224	-	212	6%	198	183	8%
	R$/m²	558	-	231	141%	362	127	184%
	Area m²	207,637	-	508,663	-59%	827,458	1,869,720	-56%

Tenda (1)	PSV (R$ 000)	167,850	(459,539)	32,801	412%	901,093	47,143	1,811%
	Units	2,423	(6,079)	303	1,053%	11,429	634	1,703%
	R$ 000/Unit	69	-	108	-9%	79	74	7%

Bairro Novo	PSV (R$ 000)	3,861	-	12,359	-69%	31,368	12,359	154%
	Units	48	-	168	-71%	434	168	158%
	R$ 000/Unit	80	-	74	9%	72	74	-100%
	R$/m²	1,658	-	1,567	6%	-	1,567	-
	Area m²	2,328	-	7,902	-71%	14,944	7,902	89%

Total	PSV (R$ 000)	607,414	(478,583)	662,412	-8%	2,577,758	1,626,604	58%
	Units	3,782	(6,101)	2,093	81%	17,114	6,119	180%
	R$ 000/Unit	166	-	316	-47%	709	662	7%

R$ 000
Pre-Sales per Region (Gafisa %)		4Q08	Cancellations	4Q07	4Q08 x 4Q07	2008	2007	2008 x 2007
Gafisa	São Paulo	144,087	0	192,365	-25%	598,817	635,321	-6%
	Rio de Janeiro	114,740	0	143,490	-20%	365,650	354,499	3%
	New Markets	60,975	(19,044)	163,718	-63%	380,944	338,965	12%
	Total Gafisa	319,802	(19,044)	499,572	-36%	1,345,412	1,328,785	1%

AlphaVille	São Paulo	24,017	-	4,898	390%	30,610	15,167	102%
	Rio de Janeiro	56,502	-	13,354	323%	66,702	44,884	49%
	New Markets	35,381	-	99,428	-64%	202,577	178,266	14%
	Total AlphaVille	115,901	-	117,680	-2%	299,889	238,317	26%

Tenda	São Paulo	na	na	9,096	601%	77,283	23,438	230%
	Rio de Janeiro	na	na	-	-	109,546	-	-
	New Markets	na	na	23,705	547%	714,264	23,705	2,913%
	Total Tenda	167,850	(459,539)	32,801	412%	901,093	47,143	1,811%

Bairro Novo	São Paulo	747	-	12,359	-94%	13,347	12,359	8%
	New Markets	3,114	-	-	100%	18,021	-	100%
	Total Bairro Novo	3,861	-	12,359	-69%	31,368	12,359	154%

Total	São Paulo	na	na	218,718	6%	720,056	686,285	5%
	Rio de Janeiro	na	na	156,844	48%	541,899	399,383	36%
	New Markets	na	na	286,851	-12%	1,315,806	540,936	143%

Total		607,414	(478,583)	662,412	-8%	2,577,758	1,626,604	58%

Cancellations (of Launches)

In order to deal with the current economic climate and conserve cash, we have carefully analyzed launches with sales performance below our expectation in the fourth quarter and cancelled those that did not meet our criteria for a total PSV of R$ 241 million. The impact on sales for the period from the sales and subsequent cancellations was R$ 32.0 million. There were R$15.7 million in write-offs of marketing, selling, project and legal expenses associated with the cancellations, impacting the quarter’s results.

	Company %	State	Launch	PSV R$ ‘000	Sales R$ 000

Fontes do Atlântico	100%	AL	May/08	47,387	9,946
Pablo Picasso	50%	PB	Jan/08	12,632	3,261
Mandala	79%	CE	Jul/08	41,776	5,837
Total Gafisa				101,795	19,044

Fit Vida Nova	90%	RJ	Jul/08	35,422	2,232
Fit Araguaia Fase 1	60%	GO	Aug/08	40,417	11,236
Other Tenda	100%		1H08	63,159	-

Total Tenda				138,998	13,468

Total Gafisa and Tenda				240,793	32,512

Sales Velocity

Sales velocity during the fourth quarter of 2008 was 17.5% for Gafisa and Alphaville combined. Alphaville showed the highest speed at 33.2% with three successful launches while Gafisa maintaind the same level as last quarter. Sales velocity is calculated as follows:

                              4Q08 Pre-Sales
---------------------------------------------------------------
Inventory End 3Q08 - Cancellations + 4Q08 Launches

4Q08 Sales Velocity
	3Q08 Inventory (a)	4Q08 Launches (b)	Cancellations (c)	(a)+(b)-(c)	4Q08 Pre-Sales	VSO
Gafisa	1,811,578	327,458	0	2,139,036	319,802	15.0%
AlphaVille	227,019	122,580	0	349,599	115,901	33.2%

Total	2,038,597	450,038	0	2,488,635	435,703	17.5%

Tenda	1,642,280	77,373	(459,539)	2,179,192	167,850	7.7%

Tenda’s sales velocity is not comparable because Tenda’s inventory includes phased developments which open for sale according to demand. There is no construction obligation for the portions of Tenda’s inventory not open for sale. In addition, in 4Q08 Tenda was impacted by the cancellations made according to the company’s new delinquency policy.

Completed Projects

Throughout this year, Gafisa, Alphaville and Tenda completed 90 projects, with 8,206 units, worth R$1.2 billion. The tables below list our products completed during 2008:

Completed Projects
		Development	Date	Launch	Location	Area (M2)	Unid Gafisa	% Company	PSV Gafisa
1Q	Gafisa	Montenegro Boulevard	Feb-08	Jul-05	Belém - PA	12,000	358	100%	24,606
	Gafisa	Beach Park Acqua	Mar-08	Nov-05	Aquiraz - CE	22,854	162	90%	26,884
	Gafisa	Sunspecial	Mar-08	Feb-05	Rio de Janeiro - RJ	39,528	115	100%	53,004

2Q	Gafisa	Weber Art	Apr-08	Jun-05	São Paulo - SP	13,132	57	100%	16,641
	Gafisa	CSF Saint Etiene	Apr-08	Jun-05	São Paulo - SP	23,299	111	100%	27,625
	Gafisa	VP Domaine du Soleil	May-08	Sep-05	São Paulo - SP	15,404	25	100%	34,499
	Gafisa	VP Jazz Duet	May-08	Sep-05	São Paulo - SP	24,282	50	100%	51,152
	Gafisa	Del Lago Res. Lotes	May-08	May-05	Rio de Janeiro - RJ	49,496	108	100%	53,537
	Gafisa	The G old	Jun-08	Dec-05	São Paulo - SP	17,577	28	100%	36,919

3Q	Gafisa	Blue Land	Jul-08	Jun-06	Rio de Janeiro - RJ	31,600	200	100%	56,835
	Gafisa	Palm D'or	Jul-08	Nov-05	São Paulo - SP	16,423	77	100%	27,314
	Gafisa	Olimpic	Jul-08	Oct-05	São Paulo - SP	47,104	213	100%	51,638
	Gafisa	Sunplaza Personal Office	Aug-08	Mar-06	Rio de Janeiro - RJ	23,279	226	100%	32,709

4Q	Gafisa	Campo D'Ourique	Oct-08	Dec-05	Cuiabá - MT	5,887	27	50%	13,050
	Gafisa	Ville du Soleil	Oct-08	Oct-05	Curitiba - PR	8,920	64	100%	29,493
	Gafisa	Arena	Oct-08	Dec-05	São Paulo - SP	29,256	274	100%	62,482
	Gafisa	Town Home Lorian	Oct-08	Nov-05	São Paulo - SP	8,319	40	100%	26,091
	Gafisa	Vistta Ibirapuera	Oct-08	May-06	São Paulo - SP	9,963	41	100%	36,244
	Gafisa	Blue Vision Sky e Infinity	Nov-08	Jun-06	Rio de Janeiro - RJ	9,257	89	50%	29,405
	Gafisa	Star Residence Service	Nov-08	Dec-05	Rio de Janeiro - RJ	9,367	78	100%	14,343

GAFISA						416,947	2,343		704,471

		Development	Date	Launch	Location	Area (M2)	Unid Gafisa	% Company	PSV Gafisa
	AUSA	Alphaville Eusébio	Apr-08	Sep-05	Eusébio - CE	534,314	505	65%	29,771
	AUSA	Alphaville Manaus	May-08	Aug-05	Manaus - AM	464,688	404	63%	27,622
	AUSA	Alphaville Burle Marx	Dec-08	Mar-05	Santana Parnaíba - SP	259,544	293	50%	92,686

AUSA						1,258,546	1,202		150,079

		Development	Date	Launch	Location	Area (M2)	Unid Gafisa	% Company	PSV Gafisa
	Bairro Novo	Bairro Novo Cotia	Dec-08	Dec-07	Cotia-SP	28,289.00	287	50%	23,036

BAIRRO NOVO						28,289	287		23,036

		Development	Date	Launch	Location	Area (M2)	Unid Gafisa	% Company	PSV Gafisa
1Q	Tenda						328		25,595
2Q	Tenda						737		57,572
3Q	Tenda						1,687		127,773
4Q	Tenda						1,623		113,048

TENDA							4,375		323,988

TOTAL							8,206		1,201,574

Land Reserves

Our land bank reached approximately R$17.8 billion, composed of 247 sites in 22 states, equivalent to 115 thousand units. This ensures our ability to continue to grow launches and sales over the near term.

72% of our land bank was acquired through swaps, in those cases we do not pay any cash for the right to use the land in the future. In a financial swap, we pay the landowner a portion of the revenue stream of the project. In a product swap, we only pay the landowner with completed units at the end of the project.

The table below shows a detailed breakdown of our current land bank:

Land Bank per Region		Future Sales R$000 (% Gafisa)	% Swap	% Product Swap	% Financial Swap	Área (1000 m2) (% Gafisa)	Potential Units (% Gafisa)	Potential Units 100%

Gafisa	SP	3,547	33%	31%	1%	1,072	8,121	8,389
	RJ	992	29%	24%	5%	300	2,230	2,444
	NM	3,146	53%	47%	6%	1,516	8,699	11,579

	Total Gafisa	7,685	40%	36%	4%	2,889	19,050	22,412

AlphaVille	SP	1,054	99%	0%	99%	3,205	6,432	15,005
	RJ	131	89%	1%	88%	221	443	828
	NM	1,847	96%	0%	96%	7,731	9,557	16,289

	Total AlphaVille	3,031	97%	0%	97%	11,157	16,432	32,122

Bairro Novo	SP	48	0%	0%	0%	31	690	1,380
	RJ	230	81%	0%	81%	197	3,746	7,492
	NM	524	92%	0%	92%	376	7,727	15,454

	Total Bairro Novo	802	82%	0%	82%	604	12,163	24,326

Tenda	SP	2,113	22.0%	19.0%	3.0%	NA	22,212	23,557
	RJ	1,868	25.5%	25.5%	0.0%	NA	21,076	21,106
	NM	2,344	16.4%	12.8%	3.5%	NA	24,290	25,453

	Total Tenda	6,324	20.4%	17.7%	2.6%	NA	67,578	70,116

	Total Consol	17,843	72%	15%	57%	NA	115,224	148,976

(1) % Swap refers to the swap portion over total land costs.

4Q08 and 2008 Revenues

Net operating revenues for 4Q08 rose 64% to R$624.2 million from R$380.8 million in 4Q07, with revenues for the year of 2008 reaching R$1.74 billion, up 45% from R$1.2 billion in 2007. We started to consolidate Tenda’s results from October 21st 2008.

Revenues for the industry are recognized based on actual cost versus total budgeted costs of land and construction (Percentage of Completion method or PoC method) and the pre-sales portfolio is recognized in future periods even if the company has already completely pre-sold developments.

4Q08 and 2008 Gross Profits

Gross profits for 4Q08 totaled R$148.6 million (R$124.6 Million for 4Q07), an increase of 19%, reflecting continued robust demand for Gafisa properties in all market segments and geographies. Gross margin for 4Q08 was 23.8%, 895 basis points lower than 4Q07. Excluding the impact of a law enacted in Brazil to bring local accounting standards closer to IFRS and special charges related to cancellations and the SAP implementation, gross profit for the 4th quarter would have been R$ 182.2 million and gross margin would have been 31.0% .

For the full year 2008, gross profits totaled R$ 526.0 million (R$336.3 million for 2007), an increase of 56% and gross margin increased 230 basis points to 30.2% . Excluding the impact of the aforementioned Law 11,638 and special charges related to cancellations, 2008 gross profit would have been R$ 544.2 million and gross margin would have been 31.3%

4Q08 Selling, General, and Administrative Expenses (SG&A)

SG&A expenses totaled R$139.9 million in 4Q08 (R$72.7 million for 4Q07), an increase of 92%. In the year 2008, SG&A expenses totaled R$335.0 million (R$200.7 million for 2007), an increase of 67%.

If we exclude the impact of special charges related to cancellations and restructuring, SG&A margin would be lower by 1%, reaching 18.2% . In addition, SG&A expenses were impacted by stock options (R$25 million in 2008 and R$17 million in 2007), a non-cash expense.

	4T08	4T07	2008	2007
Selling Expenses (R$ MM)	63.6	28.7	154.4	69.8
G&A Expenses (R$ MM)	76.3	44.0	180.6	130.9
SG&A Expenses (R$ MM)	139.9	72.7	335.0	200.7

Selling Expenses / Revenues	10.2%	7.5%	8.9%	5.8%
G&A Expenses / Revenues	12.2%	11.6%	10.4%	10.9%
SG&A / Revenues	22.4%	19.1%	19.2%	16.7%

Revenues R$MM	624.2	380.8	1,740.4	1,204.3

We can not compare SG&A with Launches and Revenues because expenses do not include 12 months of Tenda’s operations.

Other Operating Results

The incorporation of our subsidiary Fit into Tenda on October 21, 2008 generated a gain of R$210.4 million, to be amortized over the construction of Fit developments at the time of the incorporation. Our results show a positive impact of R$41.0 million in 4Q08.

4Q08 EBITDA

EBITDA for the fourth quarter totaled R$33.6 million, 32% lower than the R$49.7 million EBITDA in 4Q07. As a percentage of net revenues, EBITDA decreased from 13.0% in 4Q07 to 5.4% in 4Q08, a margin decrease of 759 basis points. EBITDA for the fourth quarter, excluding the impact of a new law in Brazil to bring local standards closer to IFRS and special charges of R$55.3 million from cancellation of launches, restructuring costs, and transition issues related to the SAP installation, would have been R$ 91.2 million (15.5% EBITDA margin).

For the full year of 2008, EBITDA totaled R$220.8 million with a margin of 12.7% . 2008 EBITDA was 61% higher than the R$137.4 million EBITDA of 2007. EBITDA for the full year, excluding the impact of a new law in Brazil to bring local standards closer to IFRS and special charges of R$29.73 million from cancellation of launches and restructuring costs, would have been R$ 261.0 million (15.0% EBITDA margin).

4Q08 Depreciation and Amortization

Depreciation and amortization in 2008 amounted to R$52.6 million, compared to the R$38.7 million in 2007. These numbers were impacted by the depreciation of sales stands as required by Law 11638.

With regards to the amortization of the goodwill generated from the AlphaVille acquisition, we used a linear calculation for the 1Q07 and 2Q07 results, and, due to a change in amortization method, in 3Q07 and 4Q07 amortization was equal to zero. From 2008, we will amortize this goodwill through a progressive exponential calculation following the EBIT, in the percentages described below:

Year 1	Year 2	Year 3	Year 4	Year 5	Year 6	Year 7	Year 8	Year 9	Year 10
4.49%	6.28%	7.22%	10.11%	11.52%	14.02%	11.78%	11.67%	11.45%	11.46%

Amortization of the acquisition of AlphaVille amounted to R$3.8 million in 4Q08 for a total of R$10.7 million in 2008.

4Q08 Financial Results

Net financial results totaled a positive R$41.8 million in 2008 compared to a positive R$28.6 million in 2007, mainly due to interest received on cash balances. Financial results for the fourth quarter totaled positive R$ 1.5 million, 95.3% lower than the R$32.8 million in 4Q07 due to the increase in net debt.

4Q08 Minority Interest

Minority interest in 2008 was R$56.7 million versus R$6.1 million in 2007, an 838% increase, primarily due to the obligation to investors and the Tenda transaction. Minority interest comes from Tenda (R$ 10.5 million), Alphaville (R$ 14.1 million) and Obligation to Investors (R$ 32.2 million). Minority interest for the fourth quarter totaled R$23.3 million, compared to R$1.6 million in 4Q07.

4Q08 Income Taxes

Net income taxes and social contribution for 2008 amounted to R$43.4 million versus R$ 30.4 million in 2007, a 43% increase because in 2008 we started to recognize deferred income tax over the amortization of negative goodwill of investments. In addition we recorded a deferred income tax on the gain over the partial sale of investments.

Net income taxes and social contribution for 4Q08 amounted to positive R$8.2 million versus negative R$22.8 million in 4Q07.

4Q08 Net Income and Earnings per Share

4Q08 showed a net loss of R$12.6 million (2.0% of net revenues), compared to a profit of R$49.5 million in 4Q07 (13.0% margin). Net income for the fourth quarter of 2008, excluding the impact of a law enacted in Brazil to bring local accounting standards closer to IFRS and special charges related to cancellations, restructuring and the SAP implementation, would have been R$ 56.9 million (9.7% net margin) or R$ 0.44 per share for the fourth quarter of 2008.

The net loss per share was R$0.10 in 4Q08 compared to net income per share of R$0.40 in 4Q07. The average number of shares outstanding were 129,962,546 during 4Q08 compared to 129,281,029 during 4Q07. Shares outstanding were 129,962,546 on December 31, 2008.

Net income in 2008 was R$109.9 million (6.3% of net revenues), compared to R$91.6 million in 4Q07 (7.6% net margin), an increase of 20%. Earnings per share in 2008 were R$0.85. Average number of shares in 2008 was 129,683,974. Excluding the impact of the aforementioned Law 11,638 and special charges related to cancellations and restructuring, net iIncome for full year 2008 would have been R$ 171.3 million (9.9% net margin) or R$1.31 per share.

Backlog of Revenues and Results

The backlog of results to be recognized under the PoC method reached R$1,015 million in 4Q08, R$486 million higher than 4Q07 and R$304 million more than 3Q08. The table below shows our revenues, costs and results to be recognized, as well as the amount of the corresponding costs and the expected margin. Backlog margin does not reflect Law 11638 adjustment to net present value.

Revenues and results to be recognized (R$ million)

	4Q08	3Q08	4Q07	4Q08 x 3Q08	4Q08 x 4Q07
Sales to be recognized—end of period	2,997	2,045	1,527	47%	96%
Sales tax - 3.65%	(109)	(75)	(56)	47%	96%
Net sales	2,888	1,970	1,471	47%	96%
Cost of units sold to be recognized - end of period	(1,873)	(1,259.9)	(943.0)	49%	99%
Backlog of Results to be recognized	1,015	711	528	43%	92%
Backlog Margin - yet to be recognized	33.9%	34.7%	34.6%

Balance Sheet

Cash and Cash Equivalents
On December 31, 2008, cash and cash equivalents decreased to R$606 million, 23.4% lower than R$790 million on September 30, 2008, and 17.0% higher than 2007’s R$517 million. The decrease from 3Q08 was caused by operations and the Tenda transaction.

Accounts Receivable
Accounts receivable increased 143% to R$5.7 billion in December 2008, compared to R$2.3 billion in 4Q07, and 60% compared to R$3.5 billion in 3Q08.

Revenues and Results to be Recognized (R$000)

Real Estate Development Receivables
	4Q08	3Q08	4Q07	4Q08 x 3Q08	4Q08 x 4Q07
Current	1,254,594	861,283	473,734	45.7%	164.8%
Long-term	863,951	745,464	497,910	15.9%	73.5%

Total	2,118,545	1,606,747	971,645	31.9%	118.0%
Receivables to be recognized on our balance sheet according to PoC method and Brazilian GAAP
	4Q08	4Q07	3Q08	4Q08 x 3Q08	4Q08 x 4Q07
Current	812,406	632,058	486,794	28.5%	66.9%
Long-term	2,754,513	1,311,768	881,352	110.0%	212.5%

Total	3,566,918	1,943,826	1,368,146	83.5%	160.7%

Total Accounts Receivables	5,685,463	3,550,573	2,339,791	60.1%	143.0%

Aging of Account Receivables Portfolio

Total	2009	2010	2011	2012 and later
5,685,464	2,067,000	1,983,571	992,919	641,974

Inventory (Properties for Sale)
Our inventory includes land paid in cash and swap transactions, construction in progress, and finished units. Our inventory reached R$2.0 billion in 4Q08, an increase of 103.7% as compared to R$1.0 billion registered in 4Q07 mainly due to developments under construction.

Inventory (R$ 000)	4Q08	3Q08	4Q07	4Q08 x 3Q08	4Q08 x 4Q07
Land	750,555	708,715	656,147	5.2%	13.6%
Properties under construction	1,181,930	826,443	324,307	49.4%	280.8%
Units completed	96,491	76,514	41,826	26.1%	130.7%

CPC	4,941

Total	2,028,976	1,611,672	1,022,279	29.2%	103.7%

Current	1,695,130	1,443,812	872,876	21.1%	100.3%
Long-term	333,846	167,860	149,403	98.9%	123.5%

Total	2,028,976	1,611,672	1,022,279	29.2%	103.7%

Inventory at Market Value per Launch Year (Company %)

	4Q08	3Q08	4Q07	4Q08 x 3Q08	4Q08 x 4Q07
Launches from 2008	2,252,134	1,538,664	1,127,498	46%	100%
Launches from 2007	1,408,660	658,116	200,326	114%	603%
Launches from 2006	215,721	146,531	127,698	47%	69%
Prior to 2005	149,498	192,065	123,288	-22%	21%

PSV	4,026,013	2,535,376	1,578,810	59%	155%

Launches from 2008	16,830	6,575	5,883	156%	186%
Launches from 2007	13,101	2,811	714	366%	1735%
Launches from 2006	1,586	447	644	255%	146%
Prior to 2005	719	808	434	-11%	66%

Units	32,236	10,641	7,675	203%	320%

Inventory at Market Value per Company	4Q08	3Q08	4Q07	4Q08 x 3Q08	4Q08 x 4Q07
Gafisa	1,776,878	1,811,578	1,141,701	-2%	56%
Alphaville	215,020	227,019	196,309	-5%	10%
Bairro Novo	22,774	25,600	24,587	-11%	-7%
Tenda	2,011,342	471,179	216,214	327%	830%
Total	4,026,013	2,535,376	1,578,811	59%	155%

Note: Until 3Q08 Tenda line refers to Fit inventory.

51% of Gafisa’s inventory consists of projects launched but not started. We will only initiate construction after a minimum sales volume has been reached and construction financing has been contracted.

Inventory at Market Value per Company

	Not Started	Up to 30% Completed	30% to 70% Completed	Over 70% Completed	Completed	Total
Gafisa	728,091	655,298	201,338	101,965	90,185	1,776,878
AlphaVille	8,548	78,578	34,716	46,725	46,453	215,020
Tenda Residencial	1,315,627	402,688	131,775	120,591	40,660	2,011,342
Bairro Novo	0	104	8,231	5,906	8,534	22,774

Total	2,052,266	1,136,668	376,060	275,187	185,832	4,026,014

Liquidity

On December 31, 2008, Gafisa had a cash position of R$606 million and over R$300 million of receivables of completed units available for securitization. On the same date, Gafisa’s debt and obligations to investors totaled R$1,852 million and net debt and obligation to investors was R$1,247 million.

We have a total of R$3,401 billion in construction finance lines of credit provided by all of the major banks in Brazil. At this time we have R$1.699 billion in signed contracts and R$751 million in contracts in process, giving us additional availability of R$ 951 million.

We do not have exposure to foreign currency through financial instruments. We have R$200 million of debt raised by banks in foreign currency, which were swaped into CDI.

At the end of 2008, our net debt and obligation to investors to equity ratio was 77.3% compared to 52.5% in 3Q08. This increase was caused by the Tenda transaction and operations.

The following table sets forth information on our indebtedness.

Debt and Obligation to Investors Breakdown (R$ 000)

Type of Transaction	Rates	4Q08	3Q08	4Q07
Debentures	1.3% pa+CDI /107.2% of CDI	506,945	506,190	237,400
Construction financing (SFH)	6.2-11.4% p.a. + TR	382,140	278,121	98,700
Downstream merger obligation	10-12%p.a. + TR	8,106	9,961	13,311
Working capital	104-112% of CDI	514,348	437,887	224,579
Other (AlphaVille)	0.66-3.29% p.a. + CDI	143,581	144,988	121,390
Total Debt		1,552,120	1,377,147	695,380

Total Cash		605,502	790,325	517,420

Obligation to Investors		300,000	300,000	-

Net Debt and Obligation to Investors		1,246,618	886,822	177,960

Debt and obligation to investors payment schedule as of December 31, 2008:

Debt and Obligation to Investors Maturity (R$ MM)

	Total	2009	2010	2011	2012	2013 and later
Debentures	507	65	96	96	125	125
Construction Financing (SFH)	379	153	196	30	-	-
Downstream Merger obligation	8	6	2	-	-	-
Working Capital	513	260	130	113	10	-
Other (AlphaVille)	145	8	32	37	38	30
Obligation to Investors	300	-	-	-	100	200
Total	1,852	492	456	276	273	355

		27%	25%	15%	21%	12%

Gafisa’s corporate ratings are as follows:

Rating Agency		Rating	Outlook	Updated
Moody’s	International	Ba2	Negative	February 20, 2009
Moody’s	Local	A1.br	Stable	February 20, 2009
Fitch Ratings	Local	A- (bra)	Negative	January 21, 2009
Standard & Poor’s	Local	Br A	Stable	June 19, 2007

Outlook

Given the current economic situation and the continued disruption in the credit markets, visibility on overall growth in the industry is limited. Despite these factors, we are optimistic that government actions including the additional R$3 billion in FGTS funds designated for financing within the construction industry, the stimulus program aimed at building one million houses by 2010, and the lowering of the Selic interest rate by the Central Bank will result in the increased availability of funds to support the growth of homebuilding. However, without all of the elements currently in place, we are not providing guidance in the short term. In 2009, we will continue to be very selective with our launches, conserve cash and increase our sales efforts towards our inventory.

Glossary

Backlog of Results – As a result of the Percentage of Completion Method of recognizing revenues, we recognize revenues and expenses over a multi-year period for each residential unit we sell. Our backlog of results represents revenues minus costs that will be incurred in future periods from past sales.

Backlog of Revenues – As a result of the Percentage of Completion Method of recognizing revenues, we recognize revenues over a multi-year period for each residential unit we sell. Our backlog represents revenues that will be incurred in future periods from past sales.

Backlog Margin – Equals to “Backlog of results” divided “Backlog of Revenues” to be recognized in future periods.

Land Bank – Land that Gafisa holds for future development paid either in Cash or through swap agreements. Each decision to acquire land is analyzed by our investment committee and approved by our board of directors.

PoC Method – Under Brazilian GAAP, real estate development revenues, costs and related expenses are recognized using percentage-of-completion (“PoC”) method of accounting by measuring progress towards completion in terms of actual costs incurred versus total budgeted expenditures for each stage of a development.

Pre-sales – Contracted pre-sales are the aggregate amount of sales resulting from all agreements for the sale of units entered into during a certain period, including new units and units in inventory. Contracted pre-sales will be recorded as revenue as construction progresses (PoC method). There is no definition of "contracted pre-sales'' under Brazilian GAAP.

HIG (High Income) – segment with residential units sold at minimum price of R$3,600 per square meter.

MHI (Mid-High) – segment with residential units sold at prices ranging from R$2,800 to 3,600 per square meter.

MID (Middle Income) – segment with residential units sold at prices ranging from R$2,300 to 2,800 per square meter.

MLOW (Mid-Low) – segment with residential units sold at prices ranging from R$1,800 to 2,300 per square meter.

AEL (Affordable Entry Level) – residential units targeted to the mid-low and low income segments with prices below R$1,800 per square meter.

LOT (Urbanized Lots) – land subdivisions, or lots, with prices ranging from R$150 to R$600 per square meter.

COM (Commercial buildings) – Commercial and corporate units developed only for sale with prices ranging from R$3,000 to R$7,000 per square meter.

SFH Funds – Funds from SFH are originated from the Governance Severance Indemnity Fund for Employees (FGTS) and from savings accounts deposits. Banks are required to invest 65% of the total savings accounts balance in the housing sector, either to final customers or developers, at lower interest rates than the private market.

Swap Agreements – A system in which we grant the land-owner a certain number of units to be built on the land or a percentage of the proceeds from the sale of units in such development in exchange for the land. By acquiring land through this system, we intend to reduce our cash requirements and increase our returns.

PSV – Potential Sales Value.

About Gafisa

We are one of Brazil’s leading diversified national homebuilders. Over the last 50 years, we have been recognized as one of the foremost professionally-managed homebuilders, having completed and sold more than 950 developments and constructed almost 40 million square meters of housing, which we believe is more than any other residential development company in Brazil. We believe “Gafisa” is one of the best-known brands in the real estate development market, enjoying a reputation among potential homebuyers, brokers, lenders, landowners and competitors for quality, consistency and professionalism.

Investor Relations
Julia Freitas Forbes
Phone: +55 11 3025-9242
Email: ri@gafisa.com.br
Website: www.gafisa.com.br/ir

Media Relations (Brazil)
Patrícia Queiroz
Máquina da Notícia Comunicação Integrada
Phone: +55 11 3147-7409
Fax: +55 11 3147-7900
E-mail: patricia.queiroz@maquina.inf.br

This release contains forward-looking statements relating to the prospects of the business, estimates for operating and financial results, and those related to growth prospects of Gafisa. These are merely projections and, as such, are based exclusively on the expectations of management concerning the future of the business and its continued access to capital to fund the Company’s business plan. Such forward-looking statements depend, substantially, on changes in market conditions, government regulations, competitive pressures, the performance of the Brazilian economy and the industry, among other factors; therefore, they are subject to change without prior notice.

2008 Launches by Quarter

Company	Project	Launch	Segment	Location	Area	Units	Co.	PSV	% sold up to
		Date			(sqm)	(Co%)	Stake	(Company%)	Dec/08
Fit	Fit Vila Allegro	February	AEL	Salvador - BA		149	50%	28,585	77%

1Q08	Total Fit					149		28,585	77%

Fit	Fit Terra Bonita	April	MID	Londrina - PR		155	51%	23,455	15%
Fit	Città Lauro de Freitas	May	MID	Salvador - BA		152	50%	16,813	86%
Fit	Fit Coqueiro - Stake	June	AEL	Belém - PA		114	70%	10,609	89%
	Acquisition
Fit	Fit Mirante do Lago Fase 1	June	MID	Ananindeua - PA		323	70%	50,493	63%
Fit	Fit Mirante do Parque	June	MID	Belém - PA		252	60%	41,015	60%
Fit	Fit Palladium	June	MID	Curitiba - PR		160	70%	24,132	79%
Fit	Fit Parque da Lagoinha	June	AEL	Riberão Preto - SP		159	75%	17,123	20%
Fit	Fit Planalto	June	MID	São Bernardo - SP		472	100%	52,341	63%
Fit	Jardim Botânico (Paraiba)	June	MID	João Pessoa - AL		155	50%	19,284	27%

2Q08	Total Fit					1,942		255,265	57%

Fit	Fit Parque Maceió	August	MID	Maceió - AL		235	50%	23,707	76%
Fit	Fit Cristal	September	MID	Porto Alegre - RS		108	70%	16,197	41%
Fit	Fit Vivai	September	MID	Campos Goytacazes - RJ		576	90%	70,842	48%

3Q08	Total Fit					919		110,745	53%

Fit	Città Itapoan	October	AEL	Salvador - BA		187	50%	26,978	55%
Fit	Fit Filadélfia	October	AEL	Londrina - PR		266	60%	45,468	8%
Fit	Novo Osasco	December	SUPER ECONÔMICO	São Paulo - SP		296	100%	29,106	1%

4Q08	Total Fit					749		101,552	18%

2008	Total Fit					3,759		496,147	49%

AlphaVille	Londrina Phase 2	January	LOT	Londrina - PR	67,060	173	63%	17,230	64%
AlphaVille	Jacuhy Phase 2	February	LOT	Serra - ES	115,688	215	65%	41,291	48%

1Q08	Total AUSA				182,748	388		58,521	53%

AlphaVille	Cuiabá II	May	LOT	Cuiabá - MT	90,538	254	60%	24,112	42%
AlphaVille	João Pessoa	June	LOT	João Pessoa - PB	30,891	62	50%	13,580	100%
AlphaVille	Costa do Sol Res. 3	June	LOT	Rio das Ostras - RJ	202,528	212	58%	29,343	18%
AlphaVille	Manaus II	June	LOT	Manaus - AM	104,337	209	63%	34,841	80%

2Q08	Total AUSA				428,294	737		101,876	56%

AlphaVille	Litoral Norte II	August	LOT	Camaçari - BA	105,111	258	66%	27,790	33%
AlphaVille	Manaus Comercial	September	LOT	Manaus - AM	28,951	25	60%	10,932	27%
AlphaVille	João Pessoa (%)	October	LOT	João Pessoa - PB	30,891	62	50%	12,255	100%

3Q08	Total AUSA				164,953	345		50,977	48%

AlphaVille	Alphaville Barra da Tijuca	December	LOT	Rio de Janeiro - RJ	60,638	87	35%	59,625	90%
AlphaVille	Alphaville Votorantim	December	LOT	Votorantim - SP	73,894	142	30%	29,443	71%
Alphaville	Alphaville Mossoró	December	LOT	Mossoró - RN	46,138	119	70%	12,073	99%

4Q08	Total AUSA				180,670	348		101,141	86%

2008	Total AUSA				956,665	1,818		312,515	63%

Gafisa	Costa Maggiore	January	HIG	(Cabo Frio - RJ)	4,693	30	50%	24,052	87%
Gafisa	VP Horto Fase 2	January	HIG	Salvador – BA	22,298	92	50%	87,807	97%
Gafisa	Nova Petrópolis	March	MHI	São Bernardo – SP	36,789	268	100%	108,479	36%

Gafisa	Terraças - Alto da Lapa	March	MHI	São Paulo – SP	23,248	182	100%	72,701	68%
Gafisa	Raízes Granja Viana	March	MHI	Cotia – SP	8,641	35	50%	25,994	35%
Gafisa	Verdemar	March	MHI	Guarujá – SP	13,084	80	100%	44,479	55%
Gafisa	London Green Fase 2	March	HIG	Niterói – RJ	15,009	140	100%	54,719	70%
Gafisa	Carpe Diem	March	MHI	Rio de Janeiro – RJ	10,012	91	80%	29,461	47%
Gafisa	Magnific	March	HIG	Goiânia - GO	9,225	27	100%	30,458	61%

1Q08	Total Gafisa				142,999	944	76%	478,150	63%

Gafisa	Reserva Laranjeiras	April	HIG	Rio de Janeiro - RJ	11,740	108	100%	61,818	97%
Gafisa	Carpe Diem - Belém	May	MHI	Belém -PA	9,766	63	70%	32,457	53%
Gafisa	Grand Park Águas Fase 2	May	MID	São Luis - MA	6,480	75	50%	15,051	44%
Gafisa	Parque Barueri	May	MID	Barueri - SP	58,437	677	100%	151,968	50%
Gafisa	Manhattan Square (Walll	June	COM	Salvador - BA	12,902	358	50%	56,376	40%
	Street)
Gafisa	Manhattan Square (Soho)	June	MHI	Salvador - BA	14,463	135	50%	48,403	20%
Gafisa	Manhattan Square (Tribeca)	June	MHI	Salvador - BA	18,940	310.6	50%	63,528	22%
Gafisa	Reserva Santa Cecília Fase 2	June	MHI	Volta Redonda - RJ	8,350	92	100%	23,835	3%
Gafisa	Mistral	June	MHI	Belém -PA	10,394	140	70%	33,987	47%
Gafisa	Terraças Tatuapé	June	MHI	São Paulo - SP	14,386	105	100%	48,660	28%
Gafisa	Grand Park Árvores Fase 2	June	MID	São Luis - MA	5,576	75	50%	12,083	64%

2Q08	Total Gafisa				171,434	2,138	73%	548,166	44%

Gafisa	MontBlanc	Julho	HIG	São Paulo - SP	24,383	90	80%	106,353	22%
Gafisa	Ecolive	August	HIG	Curitiba - PR	12,255	121.6	100%	40,427	50%
Gafisa	Parque Maceió	August	AEL	Maceió - AL	6,242	118	50%	11,619	63%
Gafisa	Alegria	September	MID	Guarulhos - SP	29,199	278	100%	78,855	20%
Gafisa	Quintas do Pontal	September	HIG	Rio de Janeiro - RJ	21,915	91	100%	79,505	45%
Gafisa	Laguna di Mare	September	HIG	Rio de Janeiro - RJ	13,963	117	80%	57,511	17%
Gafisa	Dubai	September	MHI	São Luis - MA	9,658	120	50%	31,888	43%
Gafisa	Reserva do Bosque	September	HIG	Porto Velho - RO	8,303	67	50%	24,485	100%
Gafisa	Nouvelle	September	HIG	Aracaju - SE	5,367	12	100%	27,190	7%

3Q08	Total Gafisa				131,285	1,014	81%	457,832	35%

Gafisa	Details	October	HIG	São Paulo - SP	7,802	38	100%	53,458	10%
Gafisa	Stake Acq. Reserva do	October	MHI	Porto Velho - RO	1,661	13	60%	4,897	0%
	Bosque Fase1
Gafisa	Patio Condominio Clube - F1a	October	MID	São José - SP	20,741	192	100%	57,518	21%
Gafisa	Mansão Imperial - F1	October	MHI	São Bernardo - SP	18,778	87	100%	60,403	17%
Gafisa	Reserva do Bosque - Lauro	October	MHI	Porto Velho - RO	10,081	85	60%	31,073	50%
	Sodré - Phase 2
Gafisa	Chácara Sant'Anna	November	HIG	São Paulo - SP	15,259	79	50%	62,885	54%
Gafisa	Brink - Campo Limpo F1	November	MID	São Paulo - SP	17,280	191	100%	46,404	50%
Gafisa	Alphaville Barra da Tijuca	December	LOT	Rio de Janeiro - RJ	110,507	168	65%	112,616	88%

4Q08					202,108	853	74%	429,253	47%

2008					647,827	4,949		1,913,401	47%

BN	Camaçari	July	AEL	Camaçari - BA	233,507	325	50%	25,311	71%

3Q08	Total Bairro Novo				233,507	325	50%	25,311	71%

2008	Total Bairro Novo				233,507	325	50%	25,311	71%

1Q08	Total Tenda					10,090		777,006

2Q08	Total Tenda					5,157		382,294

3Q08	Total Tenda					3,013		237,364

4Q08	Total Tenda					1,250		114,820

Cancel.	Total Cancelamentos Tenda		(63,159)
		(995)

2008	Total Tenda	18,515	1,448,325

1Q08	TOTAL	11,571	1,342,262

2Q08	TOTAL	9,974	1,287,601

3Q08	TOTAL	5,616	882,229

4Q08	TOTAL	3,200	746,766

Canc. 2008	TOTAL		(63,159)
		(995)

2008	TOTAL	29,366	4,195,699

The following table sets forth the financial completion of the construction in progress and the related revenue recognized during the quarter ended on December 31, 2008:

Company	Development	Launch	Area			% Sold		Revenue Recognized		Co.
		Date	Total	Final Completion		Accumulated		R$000		Stake
				4Q08	4Q07	4Q08	4Q07	4Q08	4Q07
Gafisa	ALPHAVILLE BARRA DA TIJUCA	dez-08	110,507	49.9%		90%		47,956	-	65%
Gafisa	LONDON GREEN	jul-07	44,007	54.4%	33%	67%	49%	14,435	-	100%
Gafisa	ENSEADA DAS ORQUÍDEAS	jun-07	42,071	35.6%	21%	72%	72%	13,594	1,557	80%
Gafisa	ESPAÇO JARDINS	mai-06	28,926	93.2%	48%	100%	100%	11,866	10,662	100%
Gafisa	COLLORI	nov-06	19,731	63.8%	28%	94%	84%	10,681	-	50%
Gafisa	VP AGRIAS	nov-06	21,390	86.5%	45%	100%	80%	10,310	6,252	100%
Gafisa	PARQUE BARUERI	mai-08	58,437	13.4%		50%		10,214	-	100%
Gafisa	ISLA RESIDENCE CLUBE	mar-07	31,423	55.9%	18%	88%	76%	9,834	2,370	100%
Gafisa	OLIMPIC CHAC. SANTO ANTONIO	ago-06	24,988	84.8%	43%	99%	99%	9,546	4,189	100%
Gafisa	VP -MIRABILIS	mar-06	23,355	97.8%	69%	100%	94%	9,052	11,494	100%
Gafisa	ARENA	dez-05	29,256	99.6%	87%	100%	100%	6,721	8,958	100%
Gafisa	PARC PARADISO	ago-07	21,592	26.1%	9%	95%	57%	6,138	1,170	90%
Gafisa	FELICITA	dez-06	11,323	79.3%	32%	96%	78%	5,827	2,193	100%
Gafisa	CSF PARADISO	nov-06	16,286	79.1%	12%	90%	76%	5,730	-	100%
Gafisa	CSF SANTTORINO	ago-06	14,979	88.4%	42%	100%	100%	5,656	4,733	100%
Gafisa	VP PARIDES	nov-06	13,093	98.1%	64%	100%	100%	5,389	3,234	100%
Gafisa	PENÍNSULA FIT	mar-06	24,080	98.5%	73%	79%	61%	5,350	10,562	100%
Gafisa	CSF ACACIA	jun-07	23,461	63.5%	25%	96%	70%	4,990	1,689	100%
Gafisa	VISTTA IBIRAPUERA	mai-06	9,963	100.0%	77%	100%	100%	4,636	6,470	100%
Gafisa	ACQUA RESIDENCE	dez-07	35,536	45.8%	15%	40%	34%	4,579	-	100%
Gafisa	ESPACIO LAGUNA	ago-06	16,364	85.0%	28%	76%	63%	4,260	-	100%
Gafisa	CELEBRARE (CAXIAS)	mar-07	14,679	39.6%	17%	77%	0%	3,902	510	100%
	GARDEN VILLE	set-06	5,999	68.0%	21%	98%	100%	3,879	1,209	50%
Gafisa	RCB PAÇO DAS ÁGUAS	mai-06	10,836	99.2%	63%	98%	80%	3,843	4,519	45%
Gafisa	TERRAÇAS ALTO DA LAPA	mar-08	23,248	36.9%		73%		3,736	-	100%
Gafisa	BLUE LAND	jun-06	18,252	100.0%	51%	66%	59%	3,294	-	100%
Gafisa	CSF PRÍMULA	jun-07	13,897	63.5%	24%	84%	37%	3,269	927	100%
Gafisa	VERDEMAR	mar-08	13,084	30.0%		56%		3,173	-	100%
Gafisa	VISION	dez-07	19,712	45.2%		76%	47%	3,080	-	100%
Gafisa	VIVANCE RES. SERVICE	nov-06	14,717	53.3%	15%	81%	75%	2,976	-	100%
Gafisa	SUPREMO	ago-07	34,864	43.6%	39%	86%	52%	2,942	16,533	100%
Gafisa	ICARAÍ CORPORATE	dez-06	5,683	70.1%	28%	94%	87%	2,847	-	100%
Gafisa	MAGIC	out-07	31,487	39.8%	22%	42%	15%	2,707	-	100%
Gafisa	VP JAZZ DUET	set-05	13,400	100.0%	95%	98%	98%	2,575	8,838	100%
Gafisa	GRAND VALLEY	mar-07	16,908	57.3%	34%	61%	51%	2,481	634	100%
Gafisa	OLIMPIC CONDOMINIUM RESORT	out-05	21,851	100.0%	93%	100%	100%	2,432	6,247	100%
Gafisa	OLIMPIC BOSQUE DA SAÚDE	out-07	19,150	49.8%	25%	81%	76%	2,383	8,971	100%
Gafisa	RESERVA DO LAGO	fev-07	8,449	47.2%	8%	81%	69%	2,352	-	50%
Gafisa	TOWN HOME	nov-05	8,319	100.0%	74%	98%	80%	2,155	5,009	100%
Gafisa	VILLE DU SOLEIL	out-06	8,920	100.0%	37%	72%	47%	2,134	-	100%
	STAR RES. SERVICE/BLUE CONCEPT	dez-05	9,367	98.8%	92%	98%	65%	2,129	4,907	100%
Gafisa	ICON RESIDENCE SERVICE	out-04	8,175	100.0%	44%	82%	65%	2,098	-	100%
Gafisa	SECRET GARDEN	mai-07	15,344	41.4%	15%	66%	61%	2,043	-	100%
Gafisa	ART VILLE	abr-07	8,078	35.7%	10%	92%	79%	1,923	1,914	50%
Gafisa	CSF DALIA	jun-07	9,000	56.8%	25%	85%	88%	1,772	549	100%
Gafisa	SUNSPECIAL RESIDENCE SERVICE	mar-05	21,189	100.0%	96%	99%	86%	1,733	4,630	100%
Gafisa	MIRANTE DO RIO	out-06	4,875	79.4%	26%	100%	99%	1,653	786	60%
Gafisa	CARPE DIEM BELÉM	mai-08	9,766	19.3%		52%		1,615	-	70%
Gafisa	FOREST VILLE	set-06	7,778	50.9%	17%	99%	98%	2,906	936	50%
Gafisa	BEACH PARK LIVING	jun-06	11,931	95.1%	14%	87%	67%	1,268	-	80%
Gafisa	SOLARES DA VILA MARIA	dez-07	13,376	29.0%		100%	67%	1,258	-	100%
Gafisa	MANHATTAN OFFICE WALL STREET	jun-08	12,902	14.3%		39%		1,206	-	50%
Gafisa	ACQUARELLE	abr-07	15,081	23.9%	2%	66%	39%	1,145	-	85%
Gafisa	PRIVILEGE RESIDENCIAL SPE	set-07	312,938	27.4%	12%	82%	58%	1,123	1,769	80%
Gafisa	MAGNIFIC	mar-08	9,225	26.7%		63%		916	-	100%
Gafisa	PALM D'OR	set-05	8,493	100.0%	90%	100%	100%	897	4,112	100%
Gafisa	ORBIT	ago-07	11,332	44.7%		30%	13%	848	-	100%
Gafisa	GRAND VALLEY NITERÓI	out-07	17,905	26.9%	17%	93%	73%	830	6,974	100%

Company	Development	Launch	Area			% Sold		Revenue Recognized		Co.
		Date	Total	Final Completion		Accumulated		R$000		Stake
				4Q08	4Q07	4Q08	4Q07	4Q08	4Q07
AlphaVille	Alphaville Jacuhy	dez-07	307,598	31.3%	0%	97%	76%	2,886		65%
AlphaVille	Alphaville Rio Costa do Sol	set-07	181,772	40.9%	4%	97%	85%	4,401	1,378	58%
AlphaVille	Alphaville Campo Grande	mar-07	150,029	95.7%	49%	81%	52%	4,313	2,670	67%
AlphaVille	Alphaville Gravataí	jun-06	138,355	97.9%	59%	74%	44%	2,347	3,465	64%
AlphaVille	Alphaville Eusébio	set-05	160,656	100.0%	86%	86%	69%	2,305	5,826	65%
AlphaVille	Alphaville Salvador 2	fev-06	193,135	99.0%	65%	97%	93%	583	10,852	55%
AlphaVille	Alphaville Burle Marx	mar-05	129,772	98.5%	84%	37%	24%	3,460	6,568	50%
AlphaVille	Alphaville Londrina 2	dez-07	67,060	48.3%	0%	72%	17%	6,098	-	63%
AlphaVille	Alphaville Cuiabá 2	mai-08	90,538	40.8%	0%	42%	0%	2,314	-	60%
AlphaVille	Alphaville Araçagy	ago-07	69,134	68.4%	36%	90%	85%	3,963	789	50%
AlphaVille	Alphaville Natal	fev-05	297,669	100.0%	98%	100%	100%	45	1,112	63%
Alphaville	Alphaville João Pessoa	mar-08	61,782	31.6%	0%	100%	0%	6,462	-	100%
Alphaville	Alphaville Barra da Tijuca	dez-08	60,638	49.9%	0%	90%	0%	25,823	-	35%
	Bairro Novo							13,872	-
	Ajuste CPC							36,711	7,336
	Outros							40,799	178,262
								446,672	373,762

NOTE: Does not include Tenda.

Consolidated Statement of Income

R$ 000	4Q08	4Q07	4Q08 x 4Q07

Gross Operating Revenue	710,147	389,995	82.1%
Real Estate Development and Sales	686,080	375,229	82.8%
Construction and Services Rendered	24,067	14,766	63.0%
Deductions	(85,968)	(9,211)	833.3%

Net Operating Revenue	624,178	380,784	63.9%

Operating Costs	(475,577)	(256,040)	85.7%

Gross profit	148,601	124,744	19.1%

Operating Expenses	(115,051)	(75,380)	52.6%
Selling Expenses	(63,613)	(28,707)	121.6%
General and Administrative Expenses	(76,303)	(43,990)	73.5%
Equity Income		730
Other Operating Revenues	24,865	(3,413)

EBITDA	33,550	49,364	-32.0%

Depreciation and Amortization	(32,609)	(8,227)	296.4%

EBIT	941	41,137	-97.7%

Financial Result	1,535	32,819	-95.3%
Income Before Taxes on Income	2,476	73,956	-96.7%

Income Tax and Social Contribution	8,191	(22,854)
Income After Taxes on Income	10,667	51,102	-79.1%

Minority Shareholders	(23,280)	(1,598)	1,356.8%

Net Income	(12,613)	49,504

Net Income Per Share (R$)	(0.10)	0.40

Consolidated Statement of Income

R$ 000	2008	2007	2008 x 2007

Gross Operating Revenue
Real Estate Development and Sales	1,768,200	1,216,773	45.3%
Construction and Services Rendered	37,268	35,121	6.1%
Deductions	65,064	(47,607)	36.7%

Net Operating Revenue	1,704,404	1,204,287	44.5%

Operating Costs	(1,214,401)	(864,996)	39.9%

Gross profit	526,003	336,291	56.4%

Operating Expenses
Selling Expenses	(154,402)	(69,800)	121.2%
General and Administrative Expenses	(80,583)	(130,873)	37.9%
Equity Income	41,007	1,869	2,094.1%
Other Operating Revenues	(11,184)	639	-

EBITDA	220,841	138,126	59.8%

Depreciation and Amortization	(52.635)	(38,696)	36.0%

EBIT	168,206	99,430	69.2%

Financial Income	102,854	63,919	60.9%
Financial Expenses	61,008	32,291	72.8%

Income Before Taxes on Income	210,051	128,058	64.0%

Deferred Taxes	18,960	18,155	4.4%
Income Tax and Social Contribution	(24,437)	(12,217)	100.0%

Income After Taxes on Income	166,654	97,686	70.6%

Minority Shareholders	(56,733)	(6,046)	838.4%

Net Income	109,921	91,640	19.9%

Net Income Per Share (R$)	0.85	0.73

Consolidated Balance Sheet

R$ 000	2008	2007	2008 x2007

ASSETS
Current Assets
Cash and banks	73,538	80,660	-8.8%
Financial investments	531,964	436,760	21.8%
Receivables from clients	1,270,612	473,734	168.2%
Properties for sale	1,614,004	872,876	84.9%
Other accounts receivable	182,775	101,920	79.3%
Deferred selling expenses	13,304	3,861	244.6%
Prepaid expenses	25,396	6,224	308.0%

	3,712,593	1,976,035	87.9%

Long-term Assets
Receivables from clients	836,630	497,910	68.0%
Properties for sale	413,972	149,403	177.0%
Deferred taxes	89,887	71,995	24.8%
Other	86,267	42,797	101.6%

	1,453,486	762,065	90.7%
Permanent Assets
Investments	215,296	207,400	3.8%
Properties and equipment	50,348	32,411	55.3%
Intangível	18,067	7,897	128.8%

	283,711	259,900	9.2%

Total Assets	5,449,790	2,998,000	81.8%

LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities
Loans and financings	447,503	68,357	57.9%
Debentures	61,945	9,190	-99.1%
Real estate development obligations	436,532	290,193	124.2%
Obligations for purchase of land
Materials and service suppliers	112,700	86,709	29.9%
Taxes and contributions	113,167	71,250	58,8%
Taxes, payroll charges and profit sharing	29,692	38,513	-22.9%
Provision for contingencies	57,364	3,668	1,463.9%
Dividends		26,981	-
Other	120,203	75,347	59.5%

	1,379,106	670,208	105.8%
Long-term Liabilities
Loans and financings	600,673	380,433	57.9%
Debentures	442,000	237,400	86.1%
Obligations for purchase of land	231,399	103,184	124.3%
Deferred taxes	139,246	445,000	-68.7%
Other	385,629	58,568	558.4%
Provision for contingencies	-	17,594	-

	1.798.947	797.624	125.5%

Deferred income on acquisition	187.916	32.223	558.4%

Minority Shareholders	471,402	12,981	3,531.5%

Shareholders' Equity
Capital	1.191.579	1.183.908	0.6%
Treasury shares	(18.050)	(18.050)	-
Capital reserves	266.854	197.861	34.9%
Revenue reserves	172.036	121.245	41.9%

	1,612,419	1,484,964	8.6%

Liabilities and Shareholders' Equity	5,449,790	2,998,000	81.8%

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 10, 2009

Gafisa S.A.

By:	/s/ Alceu Duílio Calciolari
Name: Alceu Duílio Calciolari Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.